82-34654

Interims Report

First Half-year 2002

9/19



Dear Shareholders,

In addition to REpower Systems AG's successful IPO on Frankfurt's Neuer Markt in spring 2002 – a milestone in the company's history – the first half-year 2002 was marked by positive developments in its operating business.

In the technology field, we were able to add a further turbine to the multi-megawatt class of our product portfolio the REpower MM, featuring a rated output of 2 megawatts. We again successfully employed our platform strategy to develop the REpower MM, based on the design concept of the MD 70/77. The results of measurements taken shortly after erecting the prototype of the REpower MM already revealed availability in excess of 97 percent. Furthermore, we have moved into the key development stage of our most ambitious project, the 5 megawatt turbine REpower 5M. REpower is collaborating with Danish company LM Glasfiber, the market leader in global rotor blade manufacturing, to develop the world's largest rotor with a total diameter measuring more than 125 meters.



In Germany, we were able to extend our customer base significantly; in addition to a large number of individual investors, we secured the Baden-Wuerttemberg power utility EnBW as a customer for REpower Systems AG wind turbines. This is reflected in our expansion of booked business, amongst other things. We have managed to increase our order backlog from around 88 megawatts at the end of fiscal 2001 to more than 250 megawatts in the period under review. This was accompanied by a pronounced rise in the number of turbines erected, with a total installed rated output of 67.1 megawatts in the first half-year 2002.

The internationalization of our business was a particular focus of our activities. We made significant advances in driving forward our relations in the Asian region, by the supply agreement to deliver key components to China, and the distribution and license agreement for the MD 70/77 signed with the leading Japanese electrical engineering manufacturer Meidensha Corporation. Moreover, we were able to make further progress in our defined target markets by forming the joint venture "Fermes Eoliennes de France" in France and preparing the joint venture "Notus Energy" in Australia.

In terms of our business development, we recorded a significant increase in our total revenue in the first half-year 2002 of 61 percent year-on-year to EUR 75.3 million. the second quarter 2002 result of EUR 2.6 million offset the seasonally weak results for the first quarter 2002 at EUR 3.2 million almost entirely. For fiscal 2002, we are confident we have a sound basis that will allow us to achieve our aims (double-digit EBIT margin and more than 50 percent revenue growth).

This positive business development is unfortunately not reflected in the development of our share price. After a positive start in the initial weeks following the IPO, REpower's share price was unable to escape the negative stock market trends, and the share price fell more or less in parallel with the Nemax All-Share index. This negative situation can be attributed to gloomy prospects for the economy as a whole and the serious erosion of investor confidence following the accounting scandals surrounding major international corporations. In addition, the wind energy sector in Germany was also affected by uncertainty regarding a potential change in the regulatory environment for the sector that may result from a change in government; this also caused share prices in the sector to fall. However, statements made by leading opposition politicians give us no reason to believe that the existing system of subsidies may be abandoned. Our goal is to make a fundamental contribution towards ensuring that the REpower share price rises when markets recover, by realizing our growth forecast of over 50 percent. We hope that you will support us in implementing this strategy.

Fritz Vahrenholt

Market development

Market development in Germany

According to a press release by the Bundesverband Windenergie e.V. (BWE) (German Wind Energy Association) on July 8, 2002, wind energy in Germany has recorded an all time growth record in the first half-year 2002. In the first six months of the year, 828 wind turbines with a total output of 1,087.7 megawatts were newly erected. Overall, around 12,250 wind turbines with a total rated output of around 9,840 megawatts had been installed nationwide as of the end of June 2002. This represents twelve percent growth as against the end of 2001. The currently installed rated output represents a potential 3.75 percent of power generated.

This figure constitutes growth of around 34 percent in the first half-year 2002 as against the increase in the total installed rated output of 821 megawatts in 2001, the previous record year. Normally, around two thirds of the total output installed in a year is produced in the second half, leading the BWE to revise its prediction for the newly installed rated output for the whole of 2002 to more than 3,000 megawatts in Germany.

The trend towards larger wind turbines continued in the first half-year 2002, according to the Deutsche Windenergieinstitut (German Wind Energy Institute) (DEWI Magazine No. 21, issue dated August 2002). The average output of all newly erected turbines amounted to 1,314 kilowatts, a year-on-year increase of around eight percent. In addition, eight wind turbines with an output of 3.17 megawatts were dismantled in the first half-year 2002 (among these one REpower-project) and replaced by larger turbines with a higher output ('repowering').

After the record year 2001 with an installed capacity of 2,627 megawatts, the positive development of the wind energy market in 2002 can be attributed to the introduction of the "Gesetz zum Vorrang Erneuerbarer Energien (EEG)" (German Renewable Energy Act) as of April 1, 2000, which sets out a fixed-price remuneration for power from renewable energy sources.

International Development

Despite the impressive growth in the rated output of new installations in the USA, Europe remains by far the most important global growth region, with 66 percent of the total installed rated output in 2001, according to BTM Consult (BTM Consult ApS, "International Wind Energy Development", World Market Update 2001, March 2002). This report also reveals that, after Germany, the European countries with the best conditions for growth (Spain at 1,050 megawatts in 2001 and Italy at 276 megawatts in 2001) are those which have implemented statutory fixed feed-in fees or tax incentive systems to promote renewable energy.

In addition to the USA at 1,625 megawatts in 2001, Canada is gaining importance in the American region. At the end of 2001, wind turbines were erected in Canada with a rated output of 207 megawatts – with 70 megawatts installed in 2001. Since December 2001, wind energy has been subsidized by the government. For the first ten years of operation, subsidies will be paid proportionate to the volume of power generated: the wind power production incentives. In addition to the financial support, the encouraging wind conditions and the objectives documented in the Kyoto Protocol to reduce greenhouse gases indicate that the wind energy sector will undergo rapid expansion in the near future.

In Asia, Japan (217 megawatts) and China (54 megawatts) emerged as strong growth regions in 2001, in addition to India, which is the largest market for wind energy with 236 megawatts. According to BTM Consult, Japan has the greatest growth potential, driven by the Japanese government's "Long-Term Energy Supply and Demand Outlook" which provides for Japanese utilities drawing 1.1 percent of their energy mix from renewable energies.

In the rest of the world, Australia represents the most significant market for wind energy. Last year, the Australian wind market was already one of the highest growth markets worldwide. Installations increased over the past year by 128 percent to an installed capacity of 72 megawatts. This development is promoted through certificate trading (Renewable Energy Certificates) for power generated using renewable energy technology. This aims to achieve the "Mandatory Renewable Energy Target", in other words, an increase in power generation from renewable energy sources of more than two percent over the base year 1997.

Key Figures REpower Systems-Group

Key Figures for the Group (in accordance with IAS)	Apr 1, 2002 - Jun. 30, 2002	Pro forma Apr 1, 2001 - Jun. 30, 2001	Jan 1, 2002 - Jun. 30, 2002
Revenue in EUR thou.	50,514.9	37,705.9	73,218.5
Gross revenue in EUR thou.	53,795.3	20,302.8	75,346.2
Loss from operations in EUR thou.	2,569.3	955.2	-599.8
Result before income taxes and minority interest in EUR thou.	2,689.7	322.9	-817.6
Result before minority interest in EUR thou.	1,577.2	210.9	-546.8
Net loss in EUR thou.	1,562.0	199.2	-664.5

	Jun. 30, 2002
Total assets in EUR thou.	162,207.4
Shareholders' equity in EUR thou.	93,107.1
Equity ratio in %	57
Number of no-par value shares (1 EUR)	4,506.170
Issue price in EUR	41.00
Initial quotation on the Neuer Markt in EUR	42.00
Closing price on June 30, 2002 in EUR	31.00
First trading day on the Neuer Markt in Frankfurt	March 26, 2002

Business development

Total revenue development

Including the financial data from consolidated associates, in particular from Denker & Wulf AG, the REpower Systems Group generated a consolidated gross revenue of EUR 75.3 million, compared with the total revenue EUR 46.9 million for the first half-year 2001. This corresponds to growth of 61 percent. Due to the cyclical nature of the wind energy sector, the first half-year total revenue accounts for around a third of the anticipated total revenue for the year as a whole.

National development

The Company's operating result was again dominated mainly by revenues in Germany, where REpower successfully extended its customer base. In addition to many private investors, REpower secured the power utility EnBW Energie Baden-Württemberg AG and the Bremen project development company WPD AG.

In addition, REpower Systems AG increased its market share from 4 percent in the first half-year 2001 to 6.2 percent in the first half-year 2002 (BWE, press release dated July 8, 2002).



Internationalization

We made significant progress in the first half-year 2002, based on our targeted strategy of entering international markets with tailored market entry models. This process was successfully introduced at the beginning of the year with the distribution and licensing agreement for the 750 kilowatt turbine 48/750 as well as the 1,5 megawatt turbine MD 70/77 with one of the leading Japanese electrical engineering manufacturers, Meidensha Corporation. In China, supplying Goldwind Sc. & Technology Stock & Co with the key components for 60 wind turbines produced under REpower licenses represents a further expansion of our international relations in the Asian region.

REpower successfully implemented its entry into the Australian market by preparing the "Notus Energy" joint venture. This new joint venture, in which REpower Systems AG will have a 50 percent stake, represents the first joint venture undertaken between a local Australian partner and a wind turbine manufacturer from another country. The Australian shareholder NOTUS Power Partners is backed firstly by both subsidiaries of one of the largest listed Australian groups, Downer EDI – Downer Energy Systems, Australia's leading component supplier in the power generation sector and Walkers Pty. Ltd., specialized in production and manufacturing solutions. Secondly, R F Industries Pty. Ltd., Australia's largest distributor of products from the renewable energy sector, is a shareholder of NOTUS Power Partners. As a contractual partner of REpower Systems AG, "Notus Energy" will initially distribute the MD 70/77 from Repower's product portfolio, featuring a rated output of 1.5 kilowatts, in Australia and New Zealand. The wind turbines will be manufactured in Germany and then exported to Australia or New Zealand. After a successful product launch, in other words, after hitting the minimum agreed sales volume of 50 megawatts, the joint venture "Notus Energy" will enter its second phase and manufacture its own turbines locally under REpower licenses. REpower has thus again successfully entered another international market by working with a strong local partner.

In addition to the production joint venture "Le Vents de France", REpower has also entered into a joint venture with Belgian partner company Turbowinds in the first half-year 2002. The purpose of the newly formed "Fermes Eoliennes de France" is the project development of wind turbines in France. To achieve this, "Fermes Eoliennes de France" has at its disposal sites with a total rated output of 80 megawatts, which will be developed successively over the next few years. The first wind turbine sold in June 2002 in the Champagne region represents the start of a successful future for wind turbine sales in France.

The cancellation of the license agreement with the Spanish company Gamesa constitutes a significant development of REpower's international relations. Just a few month after concluding the licensing agreement Gamesa decided to discontinue manufacturing a 1.5 megawatts MD 70/77 turbine under license, and instead to develop its own 1.5 megawatts turbine and go its own way in product development. Now no longer subject to contractual limitations, REpower Systems AG can benefit from the freedom to develop the company's export activities. In countries such as Italy, Spain, Greece, Portugal and Brazil in particular, REpower Systems AG can enter into new alliances without restriction.

Earnings

In the second quarter of the current fiscal year, the Company recorded earnings before interest and taxes (EBIT) of EUR 2,569.3 thousand, almost completely offsetting the weak first quarter result of EUR –3,169.1 thousand and producing total EBIT for the first half-year 2002 of EUR –599.8 thousand. One factor behind the negative EBIT is increased staff costs, which rose by EUR 3,118.8 thousand from EUR 4,663.6 thousand in the first half-year 2001 to EUR 7,782.4 thousand in the reporting period. The REpower Systems Group has therefore readied itself for the expected increase in revenue in the second half of the year that will accompany the planned increase in earnings.

Revenue and order development

The settlement of customer orders received by the REpower Systems Group is shown below:

Wind turbine model	Apr. 1, 2002 – Jun. 30, 2002		Apr. 1, 2001 – Jun. 30, 2001		Jan. 1, 2002 – Jun. 30, 2002		Jan. 1, 2001 – Jun. 30, 2001	
	Number	Megawatts	Number	Megawatts	Number	Megawatts	Number	Megawatts
MM 70	1	2.00			1	2.00		
MD 70/77	34	51.00			41	61.50	5	7.50
57/1000			5	5.00			8	8.00
48/750							1	0.75
48/600	6	3.60	17	10.20	6	3.60	24	14.40
Total	41	56.60	22	15.20	48	67.10	38	30.65

Encouragingly, the number of wind turbines commissioned has increased from 38 in the first half-year of 2001 to 48 in the first half-year 2002, which corresponds to a growth rate of 26 percent. The rise in sales volume can be seen even more clearly in the total rated output, which more than doubled in the first half-year 2002 from 30.65 megawatts to 67.1 megawatts. The cause of this upward trend is the continual growth in demand for large turbines with a rated output of 1.5 megawatts.

The following table shows the REpower Systems Group's order backlog as of June 30, 2002 and June 30, 2001:

Wind turbine model	Jun. 30, 2001		Jun. 30, 2001	
	Number of wind turbines	Total capacity in Megawatts	Number of wind turbines	Total capacity in Megawatts
MM 70	50	100.0		
MD 70/77	93	139.5	38	57.0
57/1000	11	11.0		
48/600			23	13.8
Total	154	250.5	61	70.8

The table shows that purchase agreements for over 154 wind turbines with a total rated output of 250.5 megawatts had been concluded by the end of June 2002. Measured against the comparable prior-year figures (61 wind turbines with a rated output of 70.8 megawatts), this represents a 152 percent increase in the number of wind turbines commissioned and a 254 percent rise in total rated output.

The turbines currently listed under order backlog will be erected in the second half-year 2002 and 2003. In addition, the Group's consolidated associate, Denker & Wulf AG, expects that it will be able to realize projects with a total of around 50 wind turbines in the second half-year 2002. On this basis, the Company anticipates that it will be able to achieve a more than 50 percent increase in revenue in 2002 in comparison with 2001.

Employees

The number of staff employed by the REpower Systems Group as of June 30, 2002 totaled 348.

A total of 198 staff were employed as of June 30 of the previous year; the number of employees thus increased by 150 within one year.

Research and development

The erection of the prototype 2 megawatt MM 70 wind turbine with a rotor diameter of 70 meters extended REpower Systems AG's product portfolio to a total of six wind turbine models with rated outputs of 600 to 2000 kilowatts in the first half-year 2002. First measurements of the availability and power curve of the 2 megawatt wind turbine confirm that the platform strategy, which was also applied to the MM 70, has proven its worth in the development of a new turbine model: since its erection, the MM 70 has been recording an availability of over 97 percent. The 2 megawatt wind turbine with an increased rotor diameter for low-wind inland sites is currently being developed, again on the MD 70 platform.

In order to make production more flexible with a comparatively lower level of capital commitment, Repower's production strategy involves components being supplied by external sub-contractors by means of "dual sourcing", rather than produced by the Company itself. To optimize these outsourced components, REpower focuses on the development of its own expertise in component design. Considerable progress was made in this area during the reporting period. After the successful load testing of the prototype for the PP 77 rotor blade for the MD 77, which we developed ourselves, subcontracted series production commenced at Abeking&Rasmussen. In addition, work continued on the development of our own control system for wind turbines, with the prototype scheduled for completion by the third quarter 2003.



However, another focus of development activity in the first half-year was the design of the 5 megawatt wind turbine REpower 5M. After the completion of the feasibility study and the design concept, a further milestone was reached when a cooperation agreement was concluded with the world market leader in rotor blade manufacturing, Danish company LM Glasfiber. Together with LM Glasfiber, REpower is developing the world's largest rotor, with a diameter of over 125 meters, for the REpower 5M. A development team of ten people from LM Glasfiber and REpower worked in close cooperation on the design specification for the blade. The prototype of the rotor blade will be ready at the end of 2003. The erection of the REpower 5M prototype is planned for the beginning of 2004.

In services, a permanent monitoring system (PMS) enabling 24-hour remote monitoring of wind turbines was also introduced at REpower in the first half-year 2002. Round-the-clock monitoring is an important prerequisite for a comprehensive and rapid-response service in case of malfunctions; the PMS will therefore contribute to the increased availability, and thus the economic efficiency, of the wind turbines.

Our shares

REpower Systems AG's IPO, which was executed in a comparatively weak stock market environment on March 26, 2002, was completed successfully, with the initial quotation of EUR 42.00 priced 2.4 percent higher than the issue price of EUR 41.00. After remaining above its issue price for approximately four weeks, REpower shares were unable to escape the effects of the negative stock market environment in the period that followed. This was marked by uncertainties about the global economic situation and a possible change in the political conditions for wind energy that could result from a pending change of government in Germany. In addition, shareholder confidence has been badly shaken by accounting scandals and the insolvencies of prominent international corporations. On the last trading day of the reporting period, our share was quoted at EUR 31.00 (Xetra).

Repower's share price developed more or less in parallel with the Nemax All-Share during the reporting period, and is therefore in line with general stock market development.

To implement its policy of transparent and timely communication with the capital markets, REpower Systems AG has adopted many additional measures to supplement obligatory publications such as ad-hoc disclosures and quarterly reports. Investors, analysts and press representatives were kept regularly informed of current developments at the Company by means of numerous press releases and corporate news publications. Company strategy and its current implementation were explained at numerous meetings with analysts and investors – including an international investor conference. After the major roadshow in European financial centers in the run up to the IPO, another roadshow was held at the beginning of June 2002 in Frankfurt and London.

Outlook

Considering the very good order situation, REpower Systems AG is confident that it will be able to implement its growth target of over 50 percent. However, annual development will be largely determined by the fourth quarter, when over 50 percent of total revenue was recorded in the past two years. With regard to the profit from operations, Repower expects to be able to record a double-digit EBIT margin at the end of fiscal year 2002.

Shareholdings of the Management Board and the Supervisory Board

The Management Board members Prof. Fritz Vahrenholt, Matthias Schubert and Jens-Peter Stöhr are members of a voting pool and, as such, have agreed to exercise their voting rights jointly. Each of these individuals holds around 0.4 percent of the shares in REpower Systems AG. As voting pool participants, Prof. Fritz Vahrenholt, Matthias Schubert and Jens-Peter Stöhr hold around 5.27 percent of the voting rights in the Company in accordance with section 22 (2) of the Wertpapierhandelsgesetz (WpHG – German Securities Trading Act). Management Board member Hugo Denker indirectly holds around 40.37 percent of the voting rights in the Company in accordance with section 22 (1) No. 1 of the WpHG; he holds shares in subsidiaries which themselves hold voting rights in the Company.
The Supervisory Board members do not hold any shares in the Company, nor are any shareholdings attributable to them in accordance with the WpHG. The Supervisory Board members Dr. Klaus-Detlef Wulf and Monika Kuck hold significant interests in companies which hold 40.37 percent of the voting rights in the Company to which these rights are attributable in accordance with section 22 (1) no. 1 (WpHG).

Consolidated balance sheet as of June 30, 2002 in accordance with IAS

Assets (EUR thou.)	Jun. 30, 2002	Dec. 31, 2001
Current assets		
Cash and cash equivalents	15,021.4	2,869.1
Short-term investments/marketable securities	9,964.4	0.7
Shares in project companies	2,007.1	1,992.1
Gross amount due from customers for contract work	20,549.0	2,664.1
Trade accounts receivable	39,505.6	26,383.1
Accounts receivable due from related parties	444.9	314.5
Receivables from project companies	1,843.2	1,726.3
Inventories	40,389.1	23,274.4
Deferred tax asset	5,520.8	0.0
Prepaid expenses and other current assets	7,782.4	4,679.3
Total current assets	143,027.9	63,903.4
Non-current assets		
Property, plant and equipment	15,534.5	13,961.6
Intangible assets	951.8	888.0
Goodwill	1,720.9	1,958.8
Investments	802.9	653.4
Notes receivable/loans	169.4	169.4
Total non-current assets	19,179.5	17,631.3
Total assets	162,207.4	81,534.7

Liabilities and shareholders' equity (EUR thou.)	Jun. 30, 2002	Dec. 31, 2001
Current liabilities		
Short-term debt and current portion of long-term debt	1,656.6	14,597.7
Trade accounts payable	20,357.3	10,765.9
Accounts payable due to related parties	13.9	552.4
Liabilities to project companies	352.0	825.2
Advance payments received	6,290.8	861.3
Accured expenses	15,776.7	13,863.5
Deferred revenues	2,415.5	70.4
Income tax payable	8,103.1	6,459.0
Deferred tax liability	2,280.2	381.0
Other current liabilities	3,275.8	8,039.1
Total current liabilities	60,522.0	56,415.4
Non-current liabilities		
Long-term debt, less current portion	6,841.9	7,273.0
Deferred tax liability	302.7	625.0
Total non-current liabilities	7,144.6	7,898.0
Minority interest	1,433.6	1,458.6
Shareholders' equity		
Share capital	5,401.2	3,401.2
Additional paid-in capital	79,385.7	3,376.5
Retained earnings/accumulated deficit	8,320.3	8,984.9
Total shareholders' equity	93,107.1	15,762.6
Total liabilities and shareholders' equity	162,207.4	81,534.7

Consolidated income statement for the period January 1, 2002 – June 30, 2002 in accordance with IAS

Income statement (EUR thou.)	Apr. 1, 2002 –Jun. 30, 2002	Pro forma Apr. 1, 2001 –Jun. 30, 2001	Jan. 1, 2002 –Jun. 30, 2002	Pro forma Jan. 1, 2001 –Jun. 30, 2001
Revenues	50,514.9	37,705.9	73,218.5	50,258.5
Changes in inventories of finished goods and work in progress	3,280.4	-17,403.1	2,127.7	-3,334.6
Production of own fixed assets capitalized	0.0	0.0	0.0	11.0
Total revenues	**53,795.3**	**20,302.8**	**75,346.2**	**46,934.9**
Other operating income	46.7	557.2	271.7	701.5
Cost of purchased materials and services	-41,372.9	-14,320.2	-57,837.4	-34,533.2
Personnel expenses	-4,203.9	-2,572.3	-7,847.6	-4,663.6
Depreciation and amortization	-569.6	-462.0	-1,041.5	-798.1
Amortization (and impairment) of goodwill	-113.1	-113.1	-226.2	-226.2
Other operating expenses	-5,013.2	-2,437.2	-9,265.0	-5,735.1
Operating income/loss	**2,569.3**	**955.2**	**-599.8**	**1,680.2**
Interest income and expense	120.4	-632.6	-217.8	-819.0
Write downs on financial assets and short term investments	0.0	0.3	0.0	0.3
Result before income taxes (and minority interest)	**2,689.7**	**322.9**	**-817.6**	**857.3**
Income tax	-1,099.7	-103.9	294.8	-327.6
Other tax	-12.8	-8.1	-24.0	-14.9
Result before minority interest	**1,577.2**	**210.9**	**-546.8**	**514.8**
Minority interest	-15.2	-11.7	-117.7	-13.1
Net income/loss	**1,562.0**	**199.2**	**-664.5**	**501.7**
Net income per share	0.29	0.07	-0.15	0.17
Weighted average shares outstanding	5,401,198	2,978,948	4,506,170	2,978,948

Consolidated cash flow statement for the first half-year 2002

Cash flow statement (EUR thou.)	Jun. 30, 2002	Pro forma Jun. 30, 2001
Cash flows from operating activities:		
Net profit/loss	-664.5	501.7
Adjustments for:		
Minority interest	-25.0	0.3
Depreciation and amortization	1,267.7	1,024.3
Increase/decrease in provisions and accurals	1,913.2	-1,391.5
Losses/gains on the disposal of fixed assets	54.9	0.0
Change in net working capital	-39,590.5	509.1
Net cash provided by / used in operating activities	**-37,044.2**	**643.9**
Cash flows from investing activities:		
Acquisition of subsidiaries, net of cash acquired	0.0	0.0
Purchase of property, plant and equipment	-2,883.2	-3,412.8
Proceeds from sale of equipment	67.0	64.0
Net cash used in investing activities	**-2,816.2**	**-3,348.8**
Cash flows from financing activities:		
Proceeds from issuance of share capital	82,000.0	3,647.0
net IPO expenses	-6,651.7	0.0
Withdrawals by original shareholders	0.0	-6,754.2
Adjustment pro forma minority interest (01.01.2001)	0.0	-1,238.4
Proceeds from short or long-term borrowed	0.0	0.0
Cash repayments of amounts borrowings	-431.1	-90.9
Net cash provided by/used in financing activities	**74,917.5**	**-4,436.5**
Net increase/decrease in cash and cash equivalents	**35,057.1**	**-7,141.4**
Cash and cash equivalents at beginning of period	-11,728.6	-10,069.1
Cash and cash equivalents at end of period	**23,328.5**	**-17,210.5**
Cash and short term investments	24,985.1	5,660.0
Short-term debt	-1,656.6	-22,870.5
Cash and cash equivalents at end of period	**23,328.5**	**-17,210.5**

Accounting policies

The accompanying consolidated interim financial statements for the period January 1, 2002 to June 30, 2002 were prepared on the basis of the single-entity financial statements of all consolidated companies in accordance with the HGB (German Commercial Code) and adapted to IASs. The required consolidation entries were taken into account and the applicable IAS rules regarding recognition and measurement were observed.
The standards of the IAS (International Accounting Standards) were already applied to the REpower Systems Group's annual financial statements as of December 31, 2001. The accounting policies applied to the consolidated financial statements for 2001 were applied unchanged to the consolidated interim financial statements as of June 30, 2002. In addition, the provisions of IAS 34 were observed in the preparation of the interim financial statements. The underlying single-entity financial statements were prepared in euros or converted at the official exchange rate.
To aid comparison, the consolidated balance sheet as of June 30, 2002 contains the corresponding figures from the annual financial statements as of December 31, 2001. The consolidated income statement includes the prior-year amounts as of June 30, 2001 (pro forma amounts). It was necessary to calculate pro forma amounts because REpower Systems AG did not prepare an interim financial report in accordance with HGB or IAS as of June 30, 2001. The same applies for the calculation of earnings per share in the prior-year period.
During the period between June 30, 2002 and the preparation date of this interim report, no events occurred which had a material effect on the net assets, financial position and results of operations of the Group.

Basis of consolidation

The following German companies were included in consolidation in the period under review:

	Proportion of ordinary share capital held by the Group	
	Jun. 30, 2002 [in %]	Dec. 31, 2001 [in %]
Denker & Wulf AG	84.15	84.15
Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG	84.15	84.15
Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG	73.68	73.68
Regenerative Energiewandlung REW GmbH	84.15	84.15

Denker & Wulf AG develops wind farm projects. Previously, the company was entered in the commercial register as a commercial partnership under the name Regenerative Energien Denker & Dr. Wulf KG. Effective October 1, 2001, the company's legal form was changed to that of a Kapitalgesellschaft.
Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG and Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG are both wind turbine operating companies. Regenerative Energiewandlung REW GmbH is both a general partner of other wind farm companies as well as an operator of a wind turbine.
In addition – as in the consolidated financial statements as of December 31, 2001 – a total of 58 companies were not consolidated for reasons of materiality.

Notes to the balance sheet

Total assets increased by EUR 77,941 thousand against the comparable prior-year period. This development mostly relates to current assets. Cash and cash equivalents rose by EUR 12,152. Some of the cash and cash equivalents raised by the IPO were used to acquire securities, with the result of increasing marketable securities by EUR 9,964. Future receivables from manufacturing orders increased by EUR 17,885, In addition, trade receivables rose by EUR 10,390 because of the higher order volume. Inventories, consisting of raw materials and consumables as well as wind turbines under development, increased by EUR 17,115 thousand as of the balance sheet date. In general, this reflects the high volume of business in June 2002 and the preparations for the expected increase in revenue in the second half-year 2002. The other items of current assets did not change materially, with the exception of current deferred tax assets. Deferred tax assets increased to EUR 5,521 thousand as a result of future tax benefits relating to the

negative interim result in accordance with HGB. Long-lived assets, in particular noncurrent assets, recorded only a relatively minor change.

Shareholders' equity increased by EUR 77,345 thousand, primarily due to the IPO on March 22, 2002. A capital increase was implemented for the IPO against the issue of 2 million new no-par value shares with a notional value of EUR 1.00 per share. The premium of EUR 80 million resulting from the IPO was appropriated to the share premium account. The costs of the IPO, less the related income tax benefit, are recognized on the balance sheet as a reduction in the share premium in accordance with the provisions of SIC 16.6.

The Company's liabilities consist of EUR 57,790 thousand in current liabilities and EUR 7,145 thousand in noncurrent liabilities. Current liabilities decreased by EUR 1,375 thousand as of the interim reporting date. The decline of EUR 12,941 thousand in current liabilities to banks was due to the fact that that the cash and cash equivalents from the IPO were used to reduce the Company's liabilities. At the same time, trade payables increased by EUR 6,859 thousand due to the increased order volume. Income tax payable increased by EUR 1,644 thousand as a result of tax deferrals for subsidiaries.

Noncurrent liabilities primarily decreased due to scheduled repayments of bank loans.

Notes to the income statement

Revenue of EUR 75,346 thousand was generated from the sale of wind turbines and wind farms in the first half-year 2002. Compared with the prior-year period, gross revenue increased by EUR 28,411 thousand. This corresponds to a relative increase in gross revenue of 61 percent. At the same time, a higher number of employees caused staff costs to increase to EUR 7,848 thousand (in the pro forma comparable period: EUR 4,664 thousand), while the Company's increased business activities caused other operating expenses to rise to EUR 9,265 thousand (in the pro forma comparable period: EUR 5,735 thousand). These developments resulted in an the first half-year loss of EUR 664,5 thousand.

Notes to the cash flow statement

The cash flow statement shows net cash from financing activities of EUR 74,918 thousand, which was primarily generated by the proceeds from the IPO, less the directly related costs. This inflow of funds was offset by net cash used in increased operating activities of EUR 37,044 thousand (mostly due to the increase in receivables and inventories) and net cash used in investing activities of EUR 2,816 thousand.

The cash flow statement as of June 30, 2002 was compared with a pro forma cash flow statement as of the prior-year reporting date. The pro forma cash flow statement as of June 30, 2001 reflects the cash flow between the interim financial statements as of June 30, 2001 and the pro forma consolidated financial statements as of December 31, 2000. Any differences resulting from the reconciliation between the pro forma consolidated financial statements as of December 31, 2000 and the consolidated opening balance sheet as of January 1, 2001 are presented as special items under financing activities. These included a necessary adjustment to the minority interest in equity, since a minority interest had already been assumed in the pro forma periods – in contrast to the actual situation – in order to aid comparability.

PRESS RELEASE

Total revenue up 61 percent in H1 2002

Q2 EBIT: EUR 2.6 million

Growth target of over 50 percent confirmed

Hamburg, August 30, 2002. REpower Systems AG (Neuer Markt, WKN 617703), a wind energy industry leader, recorded total revenue in H1 2002 of EUR 75.3 million as against EUR 46.9 million in the comparable prior-year period. REpower thus achieved an increase of 61 percent in the first six months of 2002 in comparison with H1 2001. H1 total revenue corresponds to around a third of anticipated total revenue for 2002 as whole, putting REpower well on target to achieve its planned growth of over 50 percent for the current fiscal year. In Q2 2002, total revenue of EUR 53.8 million led to earnings before interest and taxes (EBIT) of EUR 2.6 million, compared with EUR 1.0 million in the previous year. There was a substantial increase in order backlog as of June 30, 2002, with a total rated output of 250.5 MW in comparison with the previous year's total of 70.8 MW.

In H1 2002, 48 wind turbines were installed, as against 38 in the previous year; this corresponds to a growth rate of 26 percent. The total rated output rose by 119 percent, from 30.7 MW in the prior-year period to 67.1 MW in H1 2002. After the seasonally weak first quarter, Q2 2002 developed positively, with a total installed rated output of 56.6 MW compared with 15.2 MW installed in Q2 2001 (a 272 percent increase). This result led to the positive development in H1 2002.

The trend toward multi-megawatt class was again confirmed in the first half of 2002: of the 48 turbines erected, 41 were REpower MD 70/77 models from the 1.5 MW class.

In Q2 of the current fiscal year, the company more than doubled its EBIT year-on-year, achieving a total of EUR 2.6 million as against EUR 1.0 million in Q2 2001 (an increase of 169 percent). This was enough to almost completely offset the weak EBIT for Q1 2002, which totaled EUR -3.2 million, down from EUR 0.7 million in

the previous year. EBIT in H1 2002 amounted to EUR -0.6 million, compared with EUR 1.7 million in the first half of the previous year.

Staff costs rose by EUR 3.2 million from EUR 4.6 million in H1 2001 to EUR 7.8 million in the reporting period, with the number of employees increasing from 198 to 348 year-on-year. This reflects the fact that REpower Systems AG is gearing up for planned growth in the second half of the year.

The H1 loss totaled EUR 0.7 million, after a profit of EUR 0.5 million in H1 2001. Earnings per share now total EUR -0.15, compared with EUR 0.17 in the first six month 2001.

Growth targets for 2002 have already been met by current order backlog and ongoing projects. At the end of June 2002, order backlog included purchase orders for wind turbines with a total rated output of 250.5 MW. This corresponds to a volume of around EUR 211.8 million. These turbines will be erected in the second half of 2002 and in 2003. Compared with order backlog at the end of H1 2001 (70.8 MW with a volume of EUR 64.9 million), this represents an extraordinarily large increase in total rated output. In addition, consolidated subsidiary Denker & Wulf AG expects to implement further projects involving a total of 50 wind turbines (approximately 70 MW) in 2002. Due to the cyclical nature of the wind energy sector, the turbines will mainly be erected towards the end of the fiscal year. In the past two years this has resulted in REpower Systems AG generating over 50 percent of total revenue in this decisive fourth quarter.

Based on order backlog and projects completed to date, REpower is therefore right on track. "Considering the very good order situation, we are extremely confident that we will be able to implement our growth target of over 50 percent," commented Jens-Peter Stöhr, CFO of REpower on the outlook for fiscal year 2002 as a whole. "The anticipated increase in total revenue will also be reflected in an improved result at the end of the fiscal year", he added.

Notes
REpower Systems Group Key figures

Key Figures for the Group (IAS)	April 1, 2002 – June 30, 2002	Pro forma April 1, 2001 – June 30, 2001	January 1, 2002 – June 30, 2002	Pro forma January 1, 2001 – June 30, 2001
Revenue in EUR thou.	50,514.9	37,705.9	73,218.5	50,258.5
Total revenue in EUR thou.	53,795.3	20,302.8	75,46.2	46,934.9
Loss from operations in EUR thou.	2,569.3	955.2	-599.8	1,680.2
Result before income taxes and minority interest in EUR thou.	2,689.7	322.9	-817.6	857.3
Result before minority interest in EUR thou.	1,577.2	210.9	-546.8	514.8
Net loss in EUR thou.	1,562.0	199.2	-664.5	501.7

	June 30, 2002
Total assets in EUR thou.	162,207.4
Shareholders' equity in EUR thou.	93,107.1
Equity ratio in %	57
Number of no-par value shares* (1 EUR)	4,506,170
Issue price in EUR	41.00
Initial quotation in EUR	42.00
Closing price on June 30, 2002 in EUR	31.00
First trading day on the Neuer Markt in Frankfurt	March 26, 2002

*weighted average shares oustanding

Order settlement by wind turbine model for Q2 and H1 of 2002 and 2001

	Q II 2002		Q II 2001		H I 2002		H I 2001	
	01/04 – 30/06.		01/04 – 30/06		01/01 – 30/06		01/01 – 30/06	
Wind turbine model	Number	MW	Number	MW	Number	MW	Number	MW
MM 70	1	2.00			1	2.00		
MD 70/77	34	51.00			41	61.5	5	7.50
57/1000			5	5.00			8	8.00
48/750							1	0.75
48/600	6	3.60	17	10.20	6	3.60	24	14.40
	41	**56.60**	**22**	**15.20**	**48**	**67.10**	**38**	**30.65**

REpower Systems Group's order backlog as of June 30, 2002 and as of June 30, 2001

	June 30, 2002		June 30, 2001	
Wind turbine model	Number of wind turbine	Total capacity in MW	Number of wind turbine	Number of wind turbine
MM 70	50	100.0	0	0.0
MD 70/77	93	139.5	38	57.0
57/1000	11	11.0	0	0.0
48/600	0	0.0	23	13.8
	154	**250.5**	**61**	**70.8**

Wind turbines installed and total rated output by quarter for 2000 and 2001

	Q I	Q II	Q III	Q IV	Year
2000					
Number of turbines	12	13	11	36	72
2001					
Number of turbines	16	22	25	62	125
Total capacity in MW	15.45	15.20	25.80	76.30	132.75

About REpower:

REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has 348 employees. The group has gained experience through the installation of more than 650 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Greece, France and Spain, among others.

Contact REpower Systems AG:

Manuela Scheferling / Public Relations
phone:+49-40-53 93 07-17
fax: +49-40-53 93 07-37
E-mail: m.scheferling@repower.de

Isabelle von Wrede / Investor Relations
phone: +49-40-53 93 07-23
fax: +49-40-53 93 07-77
E-mail: i.wrede@repower.de

REpower Systems AG · Flughafenstr. 54 · 22335 Hamburg
phone: +49-40-539307-0 · fax: +49-40-539307-77
e-mail: info@repower.de · internet: www.repower.de